Exhibit 1

IncrediMail Amends Certain Proposals to be Voted On at Extraordinary
Shareholder Meeting

TEL AVIV, ISRAEL – July 8, 2008 – IncrediMail Ltd. (NASDAQ: MAIL, www.incredimail-corp.com), an Internet content and media company, today announced certain amendments to proposals to be submitted to shareholders approval at the Extraordinary General Meeting of Shareholders to be held on July 17, 2008 at 3:00 PM Israel time at the Company’s offices in Tel Aviv. The Company will send a letter to the Company’s shareholders, setting forth such amendments together with an amended proxy card. A copy of such letter and amended proxy card follow this press release.

The amendments relate to the previously announced proposals for the re-pricing of the exercise price of options previously granted by the Company to Mr. Yair M. Zadik, Ms. Tamar Gottlieb and Mrs. Gittit Guberman, all directors of the Company. Pursuant to the amended proposals, the exercise price of any of such options that is in excess of $3.75 per share will be amended to $3.75 (compared to $3.00, as originally proposed). In addition, the originally proposed re-pricing of options previously granted to Mr. Ofer Adler, the Company’s chief executive officer and director, is cancelled and will not be submitted to shareholders approval.

The Company will furnish to the U.S. Securities and Exchange Commission a Report on Form 6-K, which will include a copy of the letter to the Company’s shareholders and an amended proxy card to be used with respect to the amended proposals and instructions with respect to the voting procedures. Such letter and an amended proxy card shall be distributed by mail to the Company’s shareholders of record as of June 9, 2008 and shall be available on the Company’s web-site at www.incredimail-corp.com/investors/ investor center.asp.

About IncrediMail Ltd.
IncrediMail is an Internet content and media company. Founded in 1999, IncrediMail’s products bring a new level of fun, personality and convenience to email, desktops and screen savers, and have been downloaded more than eighty million times. Having secured more than ten million active users, IncrediMail is now branching out into Instant Messaging, using its unique content and approach to enhance the user experience.

Contact Information
For further information please contact:

Mr. Jeff Holzmann
Executive Vice President
IncrediMail Inc.
jeff@incredimail.com

July 8, 2008

Dear Shareholder,

On June 11, 2008, Incredimail Ltd. (the “Company”) sent to its shareholders of record as of June 9, 2008 a Notice of Extraordinary General Meeting of Shareholders (together with a proxy statement and proxy card relating thereto, collectively, the “Original Notice”) to be held on July 17, 2008 at 3:00 PM Israel time at the Company’s offices located at 4 HaNechoshet Street, Tel Aviv 69710, Israel (the “Meeting”).

Subsequently, the Company amended certain of the proposals that were set forth on the agenda for the Meeting (the “Agenda”), as follows:

1.	The Company’s audit committee and board of directors resolved on July 6, 2008 to cancel and revoke proposed resolution No. 2 set forth on the Original Notice (relating to the proposed re-pricing of the exercise price of options granted by the Company to Mr. Ofer Adler, the Company’s Chief Executive Officer and director).

2.	The Company’s audit committee and board of directors resolved on July 6, 2008 to amend proposed resolution No. 3 set forth on the Original Notice (relating to the proposed re-pricing of the exercise price of options granted to Mr. Yair M. Zadik, a director of the Company and a member of the audit committee of the Company), such that the exercise price of any such option that carries an exercise price in excess of $3.75 per share shall be reduced to $3.75 per share (as opposed to an exercise price per share of $3.00, as proposed in the Original Notice). If approved, resolution No. 3 set forth on the Agenda will read as follows:

It is proposed to approve the re-pricing of options to purchase Ordinary Shares previously granted to Mr. Yair M. Zadik, a member of the board of directors and the audit committee, such that the exercise price of any previously granted option that exceeds $3.75 per share shall be reduced to $3.75 per share.

Proposal no. 3 set forth in the Original Notice is hereby amended accordingly.

3.	The Company’s audit committee and board of directors resolved on July 6, 2008 to amend proposed resolution No. 4 set forth on the Original Notice (relating to the proposed re-pricing of the exercise price of options granted to Ms. Tamar Gottlieb, the chairperson of the board of directors), such that the exercise price of any such option that carries an exercise price in excess of $3.75 per share shall be reduced to $3.75 per share (as opposed to an exercise price per share of $3.00, as proposed in the Original Notice). If approved, resolution No. 4 set forth on the Agenda will read as follows:

It is proposed to approve the re-pricing of options to purchase Ordinary Shares previously granted to Ms. Tamar Gottlieb, the chairperson of the board of directors, such that the exercise price of any previously granted option that exceeds $3.75 per share shall be reduced to $3.75 per share.

Proposal no. 4 set forth in the Original Notice is hereby amended accordingly.

4.	The Company’s audit committee and board of directors resolved on July 6, 2008 to amend proposed resolution No. 5 set forth on the Original Notice (relating to the proposed re-pricing of the exercise price of options granted to Mrs. Gittit Guberman, a director of the Company and a member of the audit committee of the Company), such that the exercise price of any such option that carries an exercise price in excess of $3.75 per share shall be reduced to $3.75 per share (as opposed to an exercise price per share of $3.00, as proposed in the Original Notice). If approved, resolution No. 5 set forth on the Agenda will read as follows:

It is proposed to approve the re-pricing of options to purchase Ordinary Shares previously granted to Mrs. Gittit Guberman, a member of the board of directors and the audit committee, such that the exercise price of any previously granted option that exceeds $3.75 per share shall be reduced to $3.75 per share.

Proposal no. 5 set forth in the Original Notice is hereby amended accordingly.

        The board of directors is of the opinion that the amendments to the Agenda and to the Original Notice are for the benefit of the shareholders.

Vote Count

Votes which have already been submitted with respect to Proposals 3, 4 and/or 5 set forth in the Original Notice, and which shall not be voted again using the amended Proxy Card attached to this letter, shall be counted as directed therein with respect to the amended proposals set forth in this letter and the attached Proxy Card. Shareholders who have already submitted their votes with respect to Proposal 3, 4 and/or 5 set forth in the Original Notice and wish to change their vote with respect to any of the amended proposals should vote by using the amended Proxy Card attached to this letter and submitting it to the Company (at facsimile number +972-3- 6445502) or to the Company’s transfer agent, American Stock Transfer & Trust Company, at 6201 15th Avenue, 2nd Floor, Brooklyn, New York NY, 11219 , or at facsimile number (718) 765-8730.

        Votes which have already been submitted with respect to the other proposals set forth in the Original Notice shall be counted as submitted.

Other Changes

        All other provisions of the Original Notice which have not been expressly changed or modified in this letter remain unchanged, and such provisions shall apply with respect to the Meeting and voting therein.

By Order of the Board of Directors, Tamar Gottlieb, Chairperson of the Board of Directors Date: July 8, 2008

INCREDIMAIL LTD.
4 HANECHOSHET STREET
TEL AVIV 69710, ISRAEL

PROXY

        The undersigned shareholder of IncrediMail Ltd. (the “Company”) hereby appoints Mr. Ofer Adler and Mr. Yacov Kaufman, and each of them(1), attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all(2) the ordinary shares, par value NIS 0.01 per share, of the Company which the undersigned is entitled to vote at the Extraordinary General Meeting of Shareholders (the “Meeting”) to be held in the offices of the Company, 4 HaNechoshet Street, Tel Aviv 69710, Israel, on July 17, 2008 at 3:00 PM (Israel time), and at any adjournments or postponements thereof, upon the matters set forth on the reverse side of this Proxy, which are more fully described in the Notice of Extraordinary General Meeting of Shareholders and Proxy Statement relating to the Meeting.

        This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.

        The undersigned acknowledges receipt of the letter dated July 8, 2008 regarding certain amendments to the proposals set forth in the agenda for the Meeting.

        Please date, sign exactly as your name appears on this Proxy and promptly return the Proxy in the enclosed envelope or via facsimile to the Company (at facsimile number +972-3-6445502) or to the Company’s transfer agent, American Stock Transfer & Trust Company (at facsimile number (718) 765-8730). In the case of joint ownership, each owner should sign. Otherwise, the signature of the senior owner who votes shall be accepted to the exclusion of the vote(s) of the other joint owner(s); for this purpose, seniority shall be determined by the order in which the names appear in the Company’s shareholders’ register. When signing as attorney, executor, administrator, trustee or guardian, or in any other similar capacity, please give full title.

        If a corporation, sign in full corporate name by president or other authorized officer, giving title, and affix corporate seal. If a partnership, sign in partnership name by authorized person. Please mark, sign, and date your proxy card and return it in the postage-paid envelope provided herewith or return it to IncrediMail Ltd., 4 HaNechoshet Street, Tel Aviv 69710, Israel.

TO VOTE, MARK THE BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

(CONTINUED AND TO BE SIGNED ON REVERSE SIDE)

[1]	If you wish to appoint another proxy to the exclusion of the aforementioned, please insert the name of such proxy in the space provided below (in the event that you insert a name, none of the aforementioned proxies will vote on your behalf):

________________________________________________.

[2]	If you wish to vote by a separate proxy with respect to each share held by you, please insert the serial number of the share(s) with respect to which this proxy is entitled to vote in the space provided (in the event that you insert the serial number of the share(s), then only such share(s) shall be voted pursuant to this proxy):

________________________________________________.

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED

INCREDIMAIL LTD. (THE “COMPANY”)

THE PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF THE COMPANY

Proposal No.		For	Against	Abstain

1.	Approval of a grant to Ms. Tamar Gottlieb, the
	Chairperson of the board of directors of the Company,	☐	☐	☐
of options to purchase 10,000 Ordinary Shares of the
Company.

2.	[Cancelled in accordance with the letter to the
shareholders, dated July 8, 2008]
		For	Against	Abstain
3.	Approval of the re-pricing of options to purchase
	Ordinary Shares previously granted to Mr. Yair M.	☐	☐	☐
Zadik, a member of the board of directors of the
Company and the audit committee of the Company, such
that the exercise price of any previously granted
options that exceeds $3.75 per Ordinary Share shall be
reduced to $3. 75 per share.
		For	Against	Abstain
4.	Approval of the re-pricing of options to purchase
	Ordinary Shares previously granted to Ms. Tamar	☐	☐	☐
Gottlieb, the Chairperson of the board of directors of
the Company, such that the exercise price of any
previously granted options that exceeds $3. 75 per
Ordinary Share shall be reduced to $3. 75 per share.
		For	Against	Abstain
5.	Approval of the re-pricing of options to purchase
	Ordinary Shares previously granted to Mrs. Gittit	☐	☐	☐
Guberman, a member of the board of directors of the
Company and the audit committee of the Company, such
that the exercise price of any previously granted
options that exceeds $3. 75 per Ordinary Share shall
be reduced to $3. 75 per share.
		For	Against	Abstain
6.	Approval, for the sake of good order, of the
	re-pricing of options to purchase Ordinary Shares,	☐	☐	☐
previously granted to Mr. Yaron Adler, the Company's
President and a member of the board of directors of
the Company, such that the exercise price of any
previously granted options that exceeds $3.00 per
Ordinary Share shall be reduced to $3.00 per share.

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

Signature [PLEASE SIGN WITHIN THE BOX]	Date	Signature (Joint Owner(s))	Date